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                                                           EXHIBIT 12(a)(5)(ii)

              INFORMATION REGARDING U.S. FEDERAL INCOME TAX BASIS

   The following information is provided to assist you in determining your basis in your $1 2/3 par value common stock and your Class H common stock for U.S. federal income tax purposes as a result of the exchange of your $1 2/3 par value common stock for Class H common stock (the "Exchange"). This information is not intended as tax advice. You should consult your tax advisor as to the particular basis consequences to you of the Exchange under U.S. federal, state, local and foreign tax laws.

   Generally, for U.S. federal income tax law purposes, your aggregate tax basis in the Class H stock you received (including any fractional share of Class H common stock you are deemed to have received) will be the same as your aggregate tax basis in the shares of $1 2/3 par value common stock surrendered in the Exchange. If you surrendered some, but not all of your shares of $1 2/3 par value common stock in the Exchange, your tax basis in the shares of $1 2/3 par value common stock you retained will remain unchanged. In addition, your holding period in the shares of Class H common stock you received (including any fractional share of Class H common stock you are deemed to have received) will include your holding period in the shares of $1 2/3 par value common stock you surrendered in the Exchange.

   If you received cash in lieu of a fractional share of Class H common stock, you will be treated as having first received such fractional share and then having sold such fractional share in exchange for the cash received. A portion of your tax basis in your Class H common stock will be allocated to the fractional share you are deemed to have sold in order to calculate your gain or loss on the deemed sale. The following example illustrates the above:

     Assume you exchanged 100 shares of $1 2/3 par value common stock in which you had a total tax basis of $6,000 ($60 per share) for Class H common stock. Based on the exchange ratio of 1.065 shares of Class H common stock for each share of $1 2/3 par value common stock, you would have received 106 shares of Class H common stock and would be deemed, for tax purposes, to have received an additional 0.5 fractional share, for a total of 106.5 (100 X 1.065) shares of Class H common stock. If the amount of cash paid in lieu of fractional shares equaled $100 per whole share of Class H common stock, you would be deemed, for tax purposes, to have sold the 0.5 fractional share for $50 ($100 X 0.5) in this example. (Note that your fractional share deemed sale price is equal to the amount of the check you received, if any, in lieu of a fractional share of Class H common stock.)

     Your tax basis in the 106.5 shares would be $6,000 (equal to your basis in the $1 2/3 par value common stock you surrendered in the Exchange). Your tax basis in each share of Class H common stock you received will be $56.34 ($6,000 / 106.5). Your tax basis in the 0.5 fractional share of Class H common stock you were deemed to receive is equal to $28.17 ($56.34 X 0.5). Your tax basis in the 0.5 fractional share of $28.17 is subtracted from the fractional share sale price of $50 to calculate your gain of $21.83 on your deemed sale of the 0.5 fractional share of Class H common stock. Your remaining total tax basis in the 106 shares of Class H common stock that you actually received would be $5,971.83 ($6,000 - $28.17).

   The tax law does not clearly address how tax basis should be allocated by holders of $1 2/3 par value common stock who exchange two or more blocks of stock with differing tax basis. We encourage you to consult with your own tax advisor regarding the tax basis and other tax consequences of the Exchange.